Exhibit 99.1

JX Luxventure Closes the Sale of Menswear Business for US$10,000,000

JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions, announced that today, on October 19, 2022, the Company entered into and executed a stock purchase agreement (the “Agreement”) with Shenzhen Zhongjiyingfeng Investment Co., Ltd. (“Purchaser”) and, pursuant to the terms of the Agreement, consummated the sale of its 100% ownership in Hongri International Holding Limited (“Hongri”), a wholly-owned subsidiary of the Company through which the Company operated its menswear business segment, to the Purchaser for a total amount of US$10,000,000 (the “Transaction”). Following the consummation of the Transaction, the Company will continue to own and operate its tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions business.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company said: “This transaction drives a good deal which will benefit our stakeholders, customers and employees. Despite some of the challenges our current leadership team inherited, our underlying continuing business remains strong. We are confident this sale is the best path to provide the Company with the necessary resources to continue to fund and scale the business as it enters into its next phase of growth. Going forward, we will focus on investing in the growth of our tourism, cross-border merchandise, eCommerce and B2B SAAS solutions business. We remain committed to delivering accelerating growth and value creation for our shareholders. ”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.